FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	July, 2005
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated July 28th, 2005, relating to: Lafarge 2005 Half Year sales

Page 1 of 12 total pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, July 28, 2005

2005 first half sales rise 6.3% to € 7,220 million

on positive pricing trends in many markets

Sales were up 6.3% to € 7,220 million as at June 30, 2005 compared to first half 2004 sales of € 6,794 million. The net scope effect was at 0.9%. Foreign exchange variations impacted sales by -0.6%. Like for like sales rose by 6.0% for the first six months of the year and by 9.0% in the second quarter.

“As we anticipated, the strong level of sales in the first half results from overall favorable market conditions and from successful price increase implementation in most markets. Our previously stated expectation of a 6 to 8% like for like growth of our operating income on ordinary activities for 2005 remains unchanged, in the context of a few difficult markets and higher energy and transportation costs” said Jean-Jacques Gauthier, Chief Financial Officer and Executive Vice President.

The sales report for each division, excluding foreign exchange, scope effects, and before inter divisional sales elimination is as follows:

CEMENT: +6.5% (+2.1% in Quarter 1, +9.9% in Quarter 2).

Cement sales grew 6.5% with a very good second quarter. Volumes in 2005 were in line with the strong level achieved in the first half of 2004. Year on year price growth was significant in an environment of higher energy and transportation costs compared to the same period last year.

In Western Europe sales were slightly up overall with good growth in France and Spain. Noticeable price improvements were experienced in Germany and the UK. The favorable pricing trends across much of the region offset the significantly lower volumes in Germany and Greece.

North America posted strong sales, with sustained volume growth and strong price increases throughout the first half.

Sales in Eastern Europe grew in the first six months after a particularly weak first quarter. Romania, Serbia and Russia continue to see robust sales. The construction market in Poland remains uncertain with volumes down on 2004 levels.

Strong sales growth was recorded in the Mediterranean Basin particularly in Jordan, Turkey, Egypt and with an improving trend in Morocco.

In Africa, sales benefit from favorable volume and pricing trends across the region.

In Asia, construction markets remain very mixed across the region. Volumes grew in India and Malaysia but remained weak in South Korea in a context of depressed demand, and saw a decline in the Philippines. The decline in sales is essentially due to the severe price competition experienced in Malaysia and South Korea in the first half. Prices continued to improve in the Philippines.

In Latin America, sales were slightly down as severe price competition caused a sharp fall in Brazil. Venezuela continued to show good improvement.

AGGREGATES & CONCRETE: +9.8% (+4.5% in Quarter 1, +13.6% in Quarter 2)

The strong 9.8% growth in Aggregates and Concrete has been driven by solid pricing gains in a context of rising costs throughout most markets and good volumes, particularly in the second quarter.

Page 2 of 12 total pages

Aggregates sales were particularly strong in North America, driven by favorable volumes and prices. In Western Europe, sales are up as a result of good pricing trends, although volumes remain down after the weak, weather impacted, first quarter and a decline of the UK market. Good market conditions were seen in the main other markets. Sales were up strongly in the Asphalt and Paving activity, driven by North America.

In Concrete, sales increased strongly in Western Europe due to good pricing trends and very good volumes in most markets. In North America good price and product mix improvements more than offset the slight weather related decline in volumes. In most other countries, sales increased strongly.

ROOFING: -5.9% (-9.1% in Quarter 1, -3.8% in Quarter 2)

In Western Europe, in comparison to a very strong first half 2004, sales are down in many countries, with a severe drop in both volumes and prices in Germany. Good housing market conditions continued to drive sales growth in the United States.

GYPSUM: +7.1% (+4.5% in Quarter 1, +9.7% in Quarter 2)

The increase in sales was largely driven by favorable market conditions in North America, with higher prices and good volume growth. Sales in Western Europe were up with generally favorable markets. In Asia sales declined as a result of a weaker market in South Korea coupled with some price competition.

NEGATIVE FOREIGN EXCHANGE IMPACT OF –0.6% AMOUNTING TO € 37 MILLION

The negative foreign currency translation impact on sales was limited, generated essentially from the decline in the US Dollar (- €53 million) versus the euro, partly offset by the appreciation of several other currencies.

SCOPE CHANGES OF +0.9% AMOUNTING TO € 62 MILLION

Sales from acquisitions amounted to a positive scope effect of € 115 million largely due to the acquisition of Cementos Selva Alegre in Ecuador in December 2004, of Hupfer Holdings in France (May 2004) and of the assets of The Concrete Company in the United States (April 2004). The negative scope effect totaled € 53 million.

CONSOLIDATED SALES AS AT June 30, 2005

	June 30, 2005 € Million	June 30, 2004 € Million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination
Cement	3,482	3,275	+6.3%	+6.1%	+6.5%
Aggregates & Concrete	2,329	2,097	+11.1%	+9.8%	+9.8%
Roofing	681	711	-4.2%	-5.9%	-5.9%
Gypsum	717	676	+6.1%	+6.3%	+7.1%
Others	11	35	-68.6%	+15.4%
TOTAL	7,220	6,794	+6.3%	+6.0%	NA

Page 3 of 12 total pages

Lafarge’s next financial publication—2005 half year results—will be on September 8, 2005 (before the Euronext stock market opens).

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:	INVESTOR RELATIONS:
Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-92-93 james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19-47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Conference Call on Half Year Sales to June 30th , 2005

Following the release of Lafarge’s sales to June 30th , 2005, a conference call will be held on:

July 28th, 2005 at 15:30 French time, in English

(14:30 UK time; 09:30AM EDT in North America)

The speakers will be:

Jean-Jacques Gauthier – Chief Financial Officer and Executive Vice President

James Palmer—Vice-President Investor Relations

Danièle Daouphars – Manager Investor Relations

If you wish to participate in the conference call, please dial:

From France: +33 (0)1 56 38 35 10

From UK: +44 (0) 207 190 15 95

From USA: +1 (0) 303 262 00 78

From USA toll free (US only): +1 888 469 4228

Conference call name: “Lafarge”

A replay of the conference call will be available from July 28th, 2005 at 7.30 pm French time to August 11th, 2005 at 7.30 pm at the following numbers:

From France +33(0)1 70 99 32 94 Access code: 133283#

From UK: +44 208 515 2499 Access code: 447409#

From USA :+1 (0) 303 590 30 00 Access code: 11033535#

From USA toll free (US only): 1 800 405 2236 Access code: 11033535#

Page 4 of 12 total pages

LAFARGE

Consolidated Figures (YTD)

Sales
(Millions of euros)	2005S1	2004S1	05/04
			(current)
By geographical zone of destination

Western Europe	3,064	2,990	2%
North America	1,834	1,645	11%
Mediterranean Basin	291	259	12%
Central and Eastern Europe	358	332	8%
Latin America	320	284	13%
Africa	654	557	17%
Asia /Pacific	699	727	-4%

By business line

Cement	3,482	3,275	6%
Aggregates & Concrete	2,329	2,097	11%
Roofing	681	711	-4%
Gypsum	717	676	6%
Others	11	35	-69%

Total	7,220	6,794	6.3%

Page 5 of 12 total pages

LAFARGE

Cement (YTD)

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)
(millions of tonnes)	2005S1	2004S1	05/04	05/04
			(current)	(like for like)
Western Europe	15.6	15.7	-1%
North America	9.6	9.1	5%
Mediterranean Basin	4.9	4.9	0%
Central and Eastern Europe	4.6	4.7	-2%
Latin America	3.3	3.0	10%
Africa	6.3	6.1	3%
Asia/Pacific	14.0	14.3	-2%

Total	58.3	57.8	0.9%	0.3%

Sales (after elimination of inter divisional sales by destination)
(Millions of euros)	2005S1	2004S1	05/04	05/04
			(current)	(like for like)
Western Europe	1,120	1,103	2%
North America	650	574	13%
Mediterranean Basin	232	212	9%
Central and Eastern Europe	229	208	10%
Latin America	204	180	13%
Africa	522	452	15%
Asia/Pacific	525	546	-4%

Total consolidated sales	3,482	3,275	6.3%	6.1%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)	2005S1	2004S1	05/04	05/04
			(current)	(like for like)
Western Europe	1,234	1,227	1%
North America	735	652	13%
Mediterranean Basin	234	205	14%
Central and Eastern Europe	232	211	10%
Latin America	254	223	14%
Africa	592	495	20%
Asia/Pacific	516	539	-4%

Total before elimination of interdivisional sales	3,797	3,552	6.9%	6.5%

Page 6 of 12 total pages

LAFARGE

Aggregates & Concrete (YTD)

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

	Aggregates	2005S1	2004S1	05/04	05/04
	(millions of tonnes)			(current)	(like for like)
	Western Europe	39.7	38.4	3%
	North America	57.5	54.1	6%
	Other countries	10.5	9.8	7%

	Total	107.7	102.3	5.3%	1.7%

	Concrete	2005S1	2004S1	05/04	05/04
	(millions of cbm)			(current)	(like for like)
	Western Europe	7.7	7.4	4%
	North America	5.5	5.5	0%
	Other countries	5.3	4.8	10%

	Total	18.5	17.7	4.5%	3.8%

Sales (after elimination of inter divisional sales by destination)
	(Millions of euros)	2005S1	2004S1	05/04	05/04
				(current)	(like for like)
	Aggregates & related products	1,000	880	14%
	Ready-mix concrete & concrete products	1,329	1,217	9%

	Total Aggregates & Concrete	2,329	2,097	11.1%	9.8%

of which	Western Europe	1,056	953	11%
“	North America	972	888	9%
“	Other countries	301	256	18%

Sales (before elimination of inter divisional sales by origin)
	(Millions of euros)	2005S1	2004S1	05/04	05/04
				(current)	(like for like)
	Total Aggregates & Concrete	2,337	2,107	10.9%	9.8%

	Aggregates & related products	1,167	1,036	12.6%	9.8%

of which pure Aggregates	Total	913	826	11%
	Western Europe	461	419	10%
“	North America	382	349	9%
“	other countries	70	58	21%

	Ready-mix concrete & concrete products	1,337	1,225	9.1%	9.5%

of which Ready-mix	Total	1,276	1,161	10%
	Western Europe	609	554	10%
“	North America	419	398	5%
“	other countries	248	209	19%

	Eliminations intra A&C	-167	-154	8%

Page 7 of 12 total pages

LAFARGE

Roofing (YTD)

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

		2005S1	2004S1	05/04	05/04
				(current)	(like for like)
Concrete roof tiles	(millions of m²)
Western Europe		26.0	28.7	-9%
North America		11.6	11.0	5%
Other countries		19.1	21.3	-10%

Clay roof tiles	(millions of m²)
Western Europe		11.3	11.6	-3%
Other countries		1.2	1.0	20%

Chimneys	(kms)	1,667	1,402	19%

Sales (after elimination of inter-divisional sales by destination)
(Millions of Euros)		2005S1	2004S1	05/04	05/04
				(current)	(like for like)
Total		681	711	-4.2%	-5.9%

Western Europe		499	534	-7%
	Germany	141	192	-27%
	Other countries	358	342	5%
Other countries		182	177	3%

Sales (before elimination of inter divisional sales by origin)
(Millions of Euros)		2005S1	2004S1	05/04	05/04
				(current)	(like for like)
Total		681	711	-4.2%	-5.9%

of which concrete roof tiles	Western Europe	221	249	-11%
“	North America	60	53	13%
	Other countries	48	52	-8%
of which clay roof tiles		121	129	-6%
of which chimneys (1)		95	86	10%
of which other roofing products		136	142	-4%

(1)	Including the “other roofing products” of the Chimney business.

Page 8 of 12 total pages

LAFARGE

Gypsum (YTD)

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)
(millions of m²)
	2005S1	2004S1	05/04	05/04
			(current)	(like for like)
Total	341	336	1.5%	1.7%

Sales (after elimination of inter-divisional sales by destination)
(Millions of euros)
	2005S1	2004S1	05/04	05/04
			(current)	(like for like)
Total	717	676	6.1%	6.3%

of which Western Europe	383	380	1%
of which North America	149	125	19%
of which other countries	185	171	8%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)
	2005S1	2004S1	05/04	05/04
			(current)	(like for like)
Total	725	679	6.8%	7.1%

of which Western Europe	405	392	3%
of which North America	149	125	19%
of which other countries	171	162	6%

Page 9 of 12 total pages

Sales June 30th 2005

Ytd like for like Sales variance analysis by region and in major markets.*

	Volume effect	Other effects**	Activity variation vs 2004
CEMENT
Western Europe	-4.8%	5.8%	1.0%
France	1.4%	4.0%	5.4%
United Kingdom	-7.0%	7.9%	0.9%
Spain	5.8%	2.9%	8.7%
Germany	-21.7%	18.9%	-2.8%
Greece	-11.7%	3.7%	-8.0%
Central Europe	2.2%	4.6%	6.8%
Poland	-16.6%	2.6%	-14.0%
Romania	13.0%	-1.0%	12.0%
Serbia	-3.1%	20.1%	17.0%
Russia	4.6%	15.1%	19.7%
Mediterranean Basin	9.4%	9.6%	19.0%
Turkey	10.8%	27.6%	38.4%
Morocco	-1.3%	2.7%	1.4%
Jordan	15.9%	8.0%	23.9%
Egypt	7.5%	11.4%	18.9%
North America	2.8%	11.9%	14.7%
Latin America, Caraibs	1.1%	-1.8%	-0.7%
Brazil	1.3%	-21.3%	-20.0%
Venezuela	7.3%	9.8%	17.1%
Chile	-2.7%	3.8%	1.1%
Africa, Indian Ocean	4.5%	12.6%	17.1%
Kenya	17.8%	9.4%	27.2%
Nigeria	-0.4%	12.6%	12.2%
South Africa	9.1%	10.1%	19.2%
Asia, Middle East	-1.1%	-2.9%	-4.0%
Indonesia	-14.1%	7.6%	-6.5%
Malaysia	8.6%	-18.3%	-9.7%
Philippines	-6.9%	18.1%	11.2%
India	8.5%	0.2%	8.7%
South Korea	-14.9%	-5.5%	-20.4%

Total CEMENT	0.3%	6.2%	6.5%

AGGREGATES and related activities
France (pure Aggregates)	-4.7%	6.0%	1.3%
United Kingdom (pure Aggregates)	-5.5%	5.9%	0.4%
North America (pure Aggregates)	7.2%	6.1%	13.3%
Pure Aggregates	1.7%	4.7%	6.4%

Total Aggregates and related activities			9.8%

CONCRETE and related activities
France (readymix)	6.8%	3.5%	10.3%
United Kingdom (readymix)	4.8%	6.4%	11.2%
North America (readymix)	-1.9%	7.5%	5.6%
Total ReadyMix	3.8%	5.7%	9.5%

Total Concrete and related activities			9.5%

*	Variance on like for like sales on domestic markets before elimination of sales between Divisions

**	Other effects : including price effects, product and customer mix effects

Page 10 of 12 total pages

Sales June 30th 2005

Ytd like for like Sales variance analysis by region and in major markets.*

	Volume effect	Other effects**	Activity variation vs 2004
ROOFING
Western Europe Concrete T&F	-10.3%	-1.0%	-11.3%
Western Europe Clay T&F	-3.3%	-2.5%	-5.8%
UK
Concrete	-8.8%	4.6%	-4.2%
Clay	-10.9%	5.9%	-5.0%
France
Concrete	-4.6%	2.2%	-2.4%
Clay	-5.1%	3.2%	-1.9%
Germany
Concrete	-22.7%	-7.9%	-30.6%
Clay	-6.8%	-11.4%	-18.2%
United States (Concrete)	5.9%	12.2%	18.1%

Chimneys	-0.3%	-1.2%	-1.5%
Accessories			-6.6%

Total ROOFING			-5.9%

GYPSUM
BOARDS	1.7%	5.7%	7.4%
Western Europe	-1.4%	5.4%	4.0%
North America	4.3%	20.0%	24.3%
Asia, Pacific	-2.0%	-5.1%	-7.1%

Total GYPSUM			7.1%

*	Variance on like for like sales on domestic markets before elimination of sales between Divisions

**	Other effects : including price effects, product and customer mix effects

Page 11 of 12 total pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 29th, 2005	Lafarge
(Registrant)

By: /s/ Jean-Pierre Cloiseau
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance

Page 12 of 12 total pages